UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001-80

Company Registry (NIRE): 33300275410

Publicly Held Company

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

The Board of Directors of CONTAX PARTICIPAÇÕES S.A. (“Company”) hereby invites its Shareholders to attend an Extraordinary Shareholders Meeting to be held on July 1, 2011, at 10:00 a.m., at the Company’s headquarters, at Rua do Passeio 48 a 56, Parte, Centro, in the city and state of Rio de Janeiro, to resolve on the following agenda:

(i)      Examination, discussion and deliberation on the Protocol and Justification of Merger of the Shares of Mobitel S.A. (“Mobitel”) by the Company, and other documents related to said merger, through which Mobitel will become a wholly-owned subsidiary of the Company;

(ii)    Ratification of the appointment and hiring of specialized companies to prepare (i) the valuation report of the asset value of Mobitel’s shares; and (ii) the economic valuation report of the Company’s and Mobitel’s shares.

(iii)   Approval of the respective valuation reports;

(iv)  Deliberation on the proposal for merger of Mobitel’s shares by the Company, with subsequent increase in the Company's capital stock, upon issue of new common and preferred shares;

(v)    Approval of the amendment to the Company’s Bylaws in view of the capital increase;

(vi)  Replacement of members of the Board of Directors, for the remaining term-of-office.

GENERAL INSTRUCTIONS:

The documents related to the matters on the agenda, including those required by CVM Instruction 481/09, will be available at the Company’s headquarters and on the websites of the Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br) and the Company (www.contax.com.br/ri).

2) Should the shareholders approve item (iv) in the Agenda, pursuant to Article 252, Paragraph 1 and Article 137 of Law 6,404/1976, dissenting holders of common and preferred shares of the Company, who have held their shares uninterruptedly since January 25, 2011, including that date, will be entitled to the right of withdrawal, and for such they must express their intention at least thirty (30) days prior to the publication of the minutes of the Extraordinary Shareholders’ Meeting called hereby, pursuant to Article 137, IV of Law 6,404/1976.

3) In order to expedite the shareholder registration process for the Meeting, shareholders who wish to be represented by proxy are requested to file, in advance, the respective power of attorney, with special powers, accompanied by a copy of the articles of incorporation and/or documents that attest to said representation, in case of a corporation, at Rua do Passeio, nº 56, 16 andar, Centro, in the city and state of Rio de Janeiro from 9:00 a.m. to 12:00 p.m. and from 2:00 p.m. to 6:00 p.m., care of the Legal Department.

4) Shareholders whose shares are held in physical custody by the Stock Exchanges who wish to participate in the Shareholders' Meeting should present a statement of their shareholding position issued by the custodian by June 28, 2011.

Rio de Janeiro, June 15, 2011.

Fernando Antonio Pimentel de Melo

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 17, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.